BRF S.A.

Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT OF RELATED PARTY TRANSACTION

BRF S.A. (“BRF” or “Company”) (B3: BRFS3; NYSE: BRFS), in accordance with item XXXII of article 33 of CVM Resolution no. 80/2022, informs its shareholders and the market in general of the following related party transaction:

Related Party Names	BRF S.A. and Saudi Agricultural and Livestock Investment Company (“SALIC”).
Relationship with the Company	SALIC is the owner of shares representing 11.03% of the total share capital of BRF.
Transaction Date	May 21, 2024
Purpose and main terms and conditions of the transaction	The Company and SALIC have entered into a strategic product supply agreement ("Agreement") on this date. The Agreement allows SALIC to acquire up to 200,000 tons of products per year whenever there is a state of food emergency in the Kingdom of Saudi Arabia. The price to be paid will be determined according to market prices offered by the Company to key clients at the time of SALIC's product acquisition. The Company's obligation to sell products to SALIC is conditional, among other factors, on the existence of plants authorized for export to Saudi Arabia, in a manner that does not impair the supply of the Company's products to other clients in that country.
Company's management reasoning on the transaction	The Company's management considers the agreement to be equitable because (i) the price to SALIC will be equivalent to an average of market prices charged by the Company to other clients and (ii) the supply obligation will only exist if the Company has plants authorized for export to the Kingdom of Saudi Arabia with sufficient volume to also meet the needs of its other clients in that country.
Any participation by the counterparty, its shareholders, or managers in the Company's decision-making process regarding the transaction or in negotiating the transaction as representatives of the Company, describing such participation	There was no participation by SALIC or its managers in BRF's decision-making process regarding the execution of the contract.

São Paulo, May 22, 2024

Fabio Luis Mendes Mariano

Chief Financial and Investor Relations Officer